May 15, 2025

J. Douglas Ramsey, Ph.D
Chief Executive Officer
YD Bio Limited
955 West John Carpenter Freeway
Suite 100-929
Irving, TX, 75039

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

       Re: YD Bio Limited
           Amendment No. 5 to Registration Statement on Form F-4
           Filed April 30, 2025
           File No. 333-283428
Dear J. Douglas Ramsey Ph.D and Ethan Shen Ph.D:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.
 May 15, 2025
Page 2
Amendment No. 5 to Registration Statement on Form F-4 filed April 30, 2025
The Business Combination
Breeze's Board of Directors' Reasons for the Approval of the Business Combination, page
107

1.     We refer to your disclosure on page 121 that CIAA used the Market
Approach to
       calculate YD Biopharma   s enterprise valuation as ranging from $826.8
million and
       $978.38 million. You also state that YD Biopharma's enterprise value based on the
       Income Approach was based on updated projections provided by YD
Biopharma.
       Please revise your disclosure to provide greater detail of how CIAA used its Income
       Approach, which provided a final valuation of $1.14 billion, in calculating the final enterprise valuation.
2.     We note your disclosure on page 121 that CIAA   s determination of YD
Biopharma   s
       enterprise value in January 2025 was based on prospective information provided by
       YD Biopharma, which represented "updated projections from those used in connection with the CIAA Breast Cancer License Valuation." Please revise to clearly
       specify the material differences in the projections and prospective information provided by YD Biopharma in connection with CIAA's Breast Cancer License Valuation and the CIAA Enterprise Valuation.
3.     We note your disclosure on page 116 that YD Biopharma management   s
assumptions
       rely on the expectation that cooperative pharmaceutical factories will enter the breast cancer diagnostics market beginning in 2025. Please expand your disclosure, where appropriate, to discuss the cooperative pharmaceutical factories in greater detail and clarify whether YD Biopharma has entered into any agreements with such pharmaceutical factories to date, and if so, please file such agreements as exhibits to
       the registration statement or explain to us why you believe you are not required to do
       so. Refer to Item 601(b)(10) of Regulation S-K.
4.     We note your disclosure on page 122 relating to the assumptions underlying YD
       Biopharma   s management   s projections with respect to CIAA's
Enterprise Valuation.
       Please revise your disclosure to address the following comments:

             Describe why you include assumptions regarding "Health Food" and how this fits into YD Biopharma's current or planned operations (or specify that this relates to your supplement business, if true), and clarify how "Drugs and Medical Devices"
           is separate from the individual drugs and medical devices detailed separately.
             We note that the assumptions underlying the projections provided by YD
           Biopharma   s management include projected market sizes and
anticipated
           compound annual growth rates. You also state that the projected revenue growth rates are derived from market studies in the oncology and ophthalmology sectors that "reflect growing demand for early cancer detection technologies and ophthalmic treatments." Please revise to discuss any material assumptions underlying these projections, as well as disclose the discount rate used for the
           Enterprise Valuation. Please also expand your disclosure to specify the sources and citations that support the statements, including the market studies referenced in your disclosure; and
 May 15, 2025
Page 3

            When referring to estimated market sizes for each industry referenced, please revise to specify the year and jurisdiction for each such market valuation. By way of example only, we note your disclosure on page 117 that "the U.S. breast cancer testing market size is $2.79 billion, while the major global markets, including the
          Americas, the European Union and Asia, have a total market size of
          approximately $4.07 billion   ".
5.    We note your response to prior comments 7 and 8. Please address the following
      comments:
          We note discussions of comparable companies for both the Breast Cancer License
         Valuation, but it appears only Grail's data was used for the Market Approach valuation. In this regard, we note statements like the following on page 114 with respect to the Breast Cancer License Valuation: "Specifically, CIAA looked at
         Grail   s valuation   CIAA applied a market size adjustment of 145.85%
($4.07
         billion/$2.79 billion) to Grail   s valuation when determining a
global market
         valuation range for YD Biopharma of between $747 million and $884 million." Explain how CIAA considered these other comparable companies
and
         revise to clarify that their data did not factor into the valuation conclusion reached by CIAA in this Report, if true; and
          Similarly, we note your statement that "the CIAA Breast Cancer
License
         Valuation compared the detection technology capabilities of EG BioMed with those of other comparable companies. The analysis evaluated factors such as the methodology employed by each detection method, its intended use (e.g. tracking versus screening), clinical data sensitivity, product specifications, and pricing."
         However, it appears based in Annex D, page 26 that the valuation that was
         quantified using the Market Approach was based solely on Grail's valuation, without considering these other factors from comparable companies
(noted
         in Annex D, page 16). If true, please revise to state such or advise.
6. We note the revenue forecast on page 116 related to the CIAA Breast Cancer License
      Valuation includes revenues from 2025 through 2031 and the related assumptions refer to the breast cancer diagnostic test being launched in 2032. Please revise to clarify the source of the revenues for the periods before 2032. In addition, we note you assume that the Breast Cancer Diagnostics figures for Europe and Asia each represent a 20% market share in 2032, and the 2032 market size equals the 2032 revenues included in the table. However, for the U.S. market the revenues per the assumptions equals $878 million, not $1,040 million. Please clarify the difference.
7.    As it relates to the CIAA Market Approach and Income Approach for the
Breast
      Cancer License Valuation, please expand your disclosure to provide the following:
          Greater detail regarding the specific regulatory approvals;
          Greater detail explaining the ratio of the number of breast cancer diagnostics to the number of all cancer tests and how the ratio was determined; and Greater detail showing in tabular form the calculations underlying and supporting
          the market valuations for the Income Approach.
 May 15, 2025
Page 4
8. As it relates to the CIAA Enterprise Valuation, please expand your disclosure to provide the following:
           Greater detail regarding the specific regulatory approvals;
           Greater detail explaining the ratio of the number of breast cancer diagnostics to the number of all cancer tests and how the ratio was determined, as well as an explanation of why a similar analysis is not shown with respect to pancreatic cancer diagnostics; and
           Greater detail showing in tabular form the calculations underlying and supporting the enterprise value under the Market Approach and the Income
Approach.
9.     We note your references to Grail   s 2019 and 2020 valuations for both
the Breast
       Cancer License Valuation and the Enterprise Valuation. Please explain to us and
       provide a related analysis of how GRAIL   s current stock market
valuation would
       impact these valuations and describe to us any other considerations you have related to its current stock market capitalization and the valuations. Information about YD Biopharma
The Business
Industry Background and Market Trends, page 191

10. Given your disclosure that you are seeking to sell your products in Taiwan and have sold your products to date in Taiwan, please revise your disclosure in this section to disclose the industry background and market trends in Taiwan.
Advancing Noninvasive Cancer Detection with Circulating Cell-Free DNA ("cfDNA") Methylation Technology, page 193

11.    We note your disclosure on page 197: "EG BioMed intends to seek approval for a
       version of this [pancreatic blood cancer] test that does not strictly fall within the
       definition of an LDT   .if approval is obtained, YD Biopharma intends to
market (1)
       the approved version of the pancreatic cancer diagnostic test and (2) the LDT version of the pancreatic cancer diagnostic test (in compliance with the requirements for the test to be deemed an LDT). This is because certain markets and entities may prefer to utilize the product as an FDA approved test, while others may prefer to utilize the product as an LDT." A similar statement with respect to the breast cancer diagnostic test appears on pages 216-217. Please revise to specify the characteristics that would require these tests to have FDA approval as opposed to being marketed as an LDT.
Exhibits

12. We note your response to prior comment 2. We note your disclosure that "Subscription Agreements for an aggregate of $10,000,000 in PIPE
Financing have
       been signed" and "[t]he YD Stock will be issued and sold pursuant to a stock purchase agreement" and "[a]s of the date of this filing, there are no remaining open items to be negotiated for the PIPE Financing, except with respect to the registration rights agreement." Please revise to file these agreements, or forms thereof, as exhibits to the
       Registration Statement. We understand the registration rights agreement may not yet be available.
 May 15, 2025
Page 5

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Mathew J. Saur, Esq.
      Marc Rivera, Esq.